82-2560

BRAVO RESOURCE PARTNERS LTD.

CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)

THREE MONTH PERIOD ENDED
OCTOBER 31, 2003

dle 1/13

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)

	Three Month Period ended October 31, 2003	Three Month Period ended October 31, 2002
EXPENSES		
Consulting	$ 191	$ -
Interest expense	1,165	1,792
Management fees	7,500	-
Office and miscellaneous (recovery)	1,871	(1,242)
Professional fees	17,798	7,922
Shareholder communications and investor relations	1,500	-
Transfer agent and filing fees	1,079	630
Travel and promotion	-	1,460
Loss for the period	(31,104)	(10,562)
Deficit, beginning of period	(3,133,500)	(2,990,739)
Deficit, end of period	$ (3,164,604)	$ (3,001,301)
Basic and diluted loss per common share	$ (0.01)	$ (0.01)
Basic and diluted weighted average number of common shares outstanding	5,812,048	3,820,240

The accompanying notes are an integral part of these financial statements.

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)

	October 31, 2003	July 31, 2003 (Audited)
ASSETS		
Current		
Cash	$ 42	$ 74
Receivables	328	148
	$ 370	$ 222
LIABILITIES AND SHAREHOLDERS' DEFICIENCY		
Current		
Accounts payable and accrued liabilities	$ 132,045	$ 127,238
Promissory notes payable	33,682	33,085
Due to related party (Note 4)	166,368	140,520
	332,095	300,843
Shareholders' deficiency		
Capital stock (Note 6)	2,832,879	2,832,879
Deficit	(3,164,604)	(3,133,500)
	(331,725)	(300,621)
	$ 370	$ 222

On behalf of the Board:

"Tyrone Carter" Director   "Ernest E. Staggs" Director

The accompanying notes are an integral part of these financial statements.

2

BRAVO RESOURCE PARTNERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)

	Three Month Period ended October 31, 2003	Three Month Period ended October 31, 2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Loss for the period	$ (31,104)	$ (10,562)
Items not affecting cash:		
Accrued interest expense on promissory notes payable	597	1,451
Accrued expenses to related parties	25,848	-
(Gain) loss on foreign exchange	-	(1,350)
Changes in non-working capital items:		
(Increase) decrease in amounts receivable	(180)	1,296
Increase (decrease) in accounts payable	-	-
and accrued liabilities	4,807	8,782
(Increase) decrease in prepaid expenses	-	-
Net cash used in operating activities	(32)	(383)
Change in cash and equivalents during the period	(32)	(383)
Cash and equivalents, beginning of the period	74	686
Cash and equivalents, end of the period	42	303

The accompanying notes are an integral part of these financial statements.

1. BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico. Significant intercompany balances were eliminated upon consolidation.

The interim period financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual financial statements. Certain inform and footnote disclosure normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual report. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

2. NATURE OF OPERATIONS

The Company was engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

In accordance with Policy 2.6 of the TSX Venture Exchange, the Company was designated as an inactive issuer on May 15, 2002.

On August 12, 2003 the Company announced that its trading symbol changed to include a .H extension. There is no change in its name, no change in its Cusip number and no consolidation of capital. The symbol extension differentiates NEX symbols from Tier 1, Tier 2 or Tier 3 symbols with the TSX Venture Exchange market.

Effective at the open on August 18, 2003 the Company was transferred to the NEX board and its tier classification changed from Tier 2 to NEX.

The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company was pursuing opportunities in the exploration and development of mineral and natural resource properties. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing.

3. INCOME (LOSS) PER SHARE

Income (loss) per share is calculated using the weighted average number of shares outstanding during the period.

4. RELATED PARTY TRANSACTIONS

During the three month period ended October 31, 2003, the Company entered into the following related party transactions:

The Company paid or accrued $16,508 (2002 - $Nil) in professional fees to a director of the Company.

The Company paid or accrued $1,500 (2002 - $Nil) to a relative of a director for investor relations.

The Company paid or accrued $7,500 (2002 - $Nil) to a director of the Company for management fees.

The Company paid or accrued $1,385 (2002 - $Nil) for office rent and secretarial services to a director of the Company.

The Company has amounts of $166,368 (2002 - $101,187) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

5. SEGMENT INFORMATION

The Company currently conducts all of its operations in Canada in one business segment.

6. SHARE CAPITAL

On October 22, 2003, the 83,746 common shares held in escrow were cancelled.

7. SUBSEQUENT EVENTS

Private Placements

On November 6, 2003 the Company announced that it has negotiated a $33,435 private placement, consisting of 334,350 units at a price of $0.10 per unit. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one additional common share at a price of $0.15 for a period of one year.

On November 14, the Company announced that it has negotiated a $38,961 private placement, consisting of 259,740 common shares at a price of $0.15 per share.

These private placements are subject to TSX Venture Exchange and other applicable regulatory approvals.

7. SUBSEQUENT EVENTS (cont'd…)

Shares for Debt Settlement

On November 14, 2003 the Company announced that it has agreed to issue 437,559 common shares of the Company at $0.15 per share to settle debt of $65,634. Of the outstanding debt to be settled, $9,406 is due to a director and a relative of a director.

The transaction is subject to acceptance by the TSX Venture Exchange and other applicable regulatory approvals.

BCSC British Columbia Securities Commission

QUARTERLY REPORT
BC FORM 51-901F
SCHEDULE A

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	BRAVO RESOURCE PARTNERS LTD.
FOR QUARTER ENDED (Y / M / D)	03 / 10 / 31
DATE OF REPORT (Y / M / D)	03 / 12 / 24
ISSUER ADDRESS	4155 EAST JEWELL AVENUE, SUITE 500
CITY	DENVER
PROVINCE	CO
POSTAL CODE	80222
ISSUER FAX NO.	303-758-8237
ISSUER TELEPHONE NO.	303-831-8833
CONTACT PERSON	ERNEST E. STAGGS
CONTACT'S POSITION	DIRECTOR
CONTACT TELEPHONE NO.	303-831-8833
CONTACT EMAIL ADDRESS	N/A
WEB SITE ADDRESS	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (Y / M / D)
"TYRONE CARTER"	TYRONE CARTER	03 / 12 / 24
"ERNEST E. STAGGS"	ERNEST E. STAGGS	03 / 12 / 24

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached financial statements for the three month period ended October 31, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. See attached financial statements for the three month period ended October 31, 2003.

2. Related party transactions:

   During the three month period ended October 31, 2003 the Company entered into the following related party transactions:

   a) The Company paid or accrued $1,500 (2002 - $Nil) to a relative of a director for investor relations.

   b) The Company paid or accrued $16,508 (2002 - $Nil) in professional fees to a director of the Company.

   c) The Company paid or accrued $7,500 (2002 - $Nil) to a director of the Company for management fees.

   d) The Company paid or accrued $1,385 (2002 - $Nil) for office rent and secretarial services to a director of the Company.

   As at October 31, 2003, the Company has amounts of $166,368 (2002 - $101,187) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

3. a) Summary of securities issued during the period: Nil

   b) Summary of options granted during the period: Nil

4. a) Authorized share capital: 100,000,000 common shares without par value
   100,000,000 preferred shares

   b) Common shares issued and outstanding: 5,736,495 common shares
   Stated value: $2,832,879

   c) Summary of options, warrants and convertible securities outstanding: Nil

   d) Number of shares held in escrow: Nil
   Number of shares subject to pooling agreements: Nil

11

8

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd...)

5. List of directors: Tyrone Carter
   Ernest Staggs Jr.
   George Hajduk
   Melissa Walker

   Officers: Tyrone Carter, President
   Sheila Barrows, Interim Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Description of Business

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries; Minera Oro Bravo S.A., a company incorporated in Costa Rica, and Minera Oro Bravo Mexico, S.A. de C.V., a company incorporated in Mexico. Significant intercompany balances were eliminated upon consolidation.

The Company was engaged in the acquisition, exploration and development of mineral properties. The Company's activities to date have been financed by selling common shares from the Company's treasury to investors. The primary objective of the Company is to increase its assets, revenues and ultimately achieve profitability through the acquisition of a business of merit. The Company has been careful to ensure that it has expertise in all areas of the business activities contemplated, to ensure an efficient and effective implementation of the business objectives.

In accordance with Policy 2.6 of the TSX Venture Exchange, the Company was designated as an inactive issuer on May 15, 2002.

On August 12, 2003 the Company announced that its trading symbol changed to include a .H extension. There is no change in its name, no change in its Cusip number and no consolidation of capital. The symbol extension differentiates NEX symbols from Tier 1, Tier 2 or Tier 3 symbols with the TSX Venture Exchange market.

Effective at the open on August 18, 2003 the Company was transferred to the NEX board and its tier classification changed from Tier 2 to NEX.

The financial statements have been presented on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The continuation of the Company as a going concern is therefore dependent on its ability to obtain additional financing.

BCSC British Columbia Securities Commission

QUARTERLY REPORT
BC FORM 51-901F
SCHEDULE B & C

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER: BRAVO RESOURCE PARTNERS LTD.		FOR QUARTER ENDED: 03 | 10 | 31	DATE OF REPORT (Y M D): 03 | 12 | 24
ISSUER ADDRESS: 4155 EAST JEWELL AVENUE, SUITE 500			
CITY: DENVER PROVINCE: CO	POSTAL CODE: 80222	ISSUER FAX NO.: 303-758-8237	ISSUER TELEPHONE NO.: 303-831-8833
CONTACT PERSON: ERNEST E. STAGGS	CONTACT'S POSITION: DIRECTOR		CONTACT TELEPHONE NO.: 303-831-8833
CONTACT EMAIL ADDRESS: N/A	WEB SITE ADDRESS: N/A		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED (Y M D)
"TYRONE CARTER"	TYRONE CARTER	03 | 12 | 24
"ERNEST E. STAGGS"	ERNEST E. STAGGS	03 | 12 | 24

FIN51-901F Rev.2000/12/19

(10)

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

The Company paid or accrued $7,500 (2002 - $Nil) to a director of the Company for management fees.

The Company paid or accrued $1,385 (2002 - $Nil) for office rent and secretarial services to a director of the Company.

As at October 31, 2003, the Company has amounts of $166,368 (2002 - $101,187) due to directors, former directors and officers for services provided, expenses incurred on behalf of the Company, and for cash advances made to the Company. These amounts are unsecured, without interest and have no specific terms of repayment.

Subsequent Events

Private Placements

The Company announced on November 6, 2003 that it has negotiated a $33,435 private placement, to consist of 334,350 units at a price of $0.10 per unit, each unit to consist of one common share and one non-transferable share purchase warrant, with each warrant to entitle the holder to purchase one additional ordinary common share at a price of $0.15 for a period of one year from closing.

On November 14, 2003 the Company announced that it has negotiated a $38,961 private placement, to consist of 259,740 units at a price of $0.15 per unit, each unit to consist of one common share.

The proceeds from these private placements will be used to pay on-going Company expenses and future Company transactions.

These proposed private placements are subject to TSX Venture Exchange and other applicable regulatory approvals.

Shares for Debt Agreements

On November 14, 2003 the Company announced that it has agreed to issue shares to settle debts owing to George Hajduk, Julie Hajduk and Ms. Leimcke.

Under the terms of the settlement with George Hajduk, the Company has agreed to issue 26,040 common shares in the capital of the Company at $0.15 per share for the obligation of the Company to Mr. Hajduk in the amount of $3,906. The share issuance shall be full and final settlement of certain obligations of the Company to Mr. Hajduk. Mr. Hajduk is a director of the Company. As a result of the transaction described above, Mr. Hajduk will beneficially own 393,892 common shares in the capital of the Company.

Under the terms of the settlement with Julie Hajduk, the Company has agreed to issue 36,667 common shares in the capital of the Company at $0.15 per share for the obligation of the Company to Julie Hajduk in the amount of $5,500. The share issuance shall be full and final settlement of certain obligations of the Company to Julie Hajduk.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Under the terms of the settlement with Ms. Leimcke, the Company has agreed to issue 374,852 common shares in the capital of the Company at $0.15 per share for the obligation of the Company to Ms. Leimcke in the amount of $56,227.77. The share issuance shall be full and final settlement of certain obligations of the company to Ms. Leimcke.

The common shares issued with respect to these transactions shall be subject to no hold period unless required to obtain regulatory approval.

All proposed transactions are subject to acceptance by the TSX Venture Exchange and other applicable regulatory approvals.

Financings, Principal Purposes and Milestones

On October 22, 2003, the 83,746 common shares held in escrow were cancelled.

Liquidity and Solvency

The financial statements from Schedule A have been prepared on a going concern basis which assumes that the Company will be able realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	October 31, 2003	July 31, 2003 (Audited)
Deficit	$ (3,164,604)	$ (3,133,500)
Working capital deficiency	(331,725)	(300,621)

1

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd...)

Discussion of Operations and Financial Condition

Symbol Change and Move to NEX

On August 12, 2003 the Company announced that its trading symbol will change to include a .H extension There is no change in its name, no change in its Cusip number and no consolidation of capital. The symbol extension differentiates NEX symbols from Tier 1, Tier 2 or Tier 3 symbols with the TSX Venture Exchange market.

Effective at the open on August 18, 2003 the Company will be transferred to the NEX board and its tier classification will change from Tier 2 to NEX. The Company was previously designated as a TSX Venture Exchange inactive issuer.

Escrow shares cancelled

On October 22, 2003, the 83,746 common shares held in escrow were cancelled.

Use of Proceeds

The Company incurred a net loss of $31,104 (2002 – $10,562) for the three month period ended October 31, 2003. Among the more significant expenses making up this loss are office and miscellaneous expenses (recovery) of $1,871 (2002 – ($1,242)); interest expense of $1,165 (2002 - $1,792); management fees of $7,500 (2002 - $Nil); professional fees of $17,798 (2002 - $7,922) (consisting of accounting, audit, legal fees and related disbursements); shareholder costs of $1,500 (2002 - $Nil); transfer agent and filing fees of $1,079 (2002 - $630); as well as travel and promotion costs of $Nil (2002 - $1,460).

Investor Relations

The Company entered into an investor relations agreement with a relative of a director of the Company on January 1, 2003. The agreement will be $500 per month until November 30, 2003. During the three month period ended October 31, 2003, the Company incurred $1,500 (2002 - $Nil) in investor relation costs.

Related party transactions

During the three month period ended October 31, 2003 the Company entered into the following related party transactions:

The Company paid or accrued $1,500 (2002 - $Nil) to a relative of a director for investor relations.

The Company paid or accrued $16,508 (2002 - $Nil) in professional fees to a director of the Company.